

2016 Annual Report

GOTHAM BALLERS, LLC.

Business Overview

Gotham Ballers, Inc. ("we," "us," "our," and the "Company") was founded to be the New York licensed team in the Champions Basketball League, a summer basketball league featuring former players from the NBA ("Champions League").

This team's business is the operation of its basketball team and its sports marketing operations.

Introduction to Gotham Ballers

Gotham Ballers a Champions League team licensed in New York to play in a competitive summer basketball league featuring only players who have played in the NBA. The team will play against other teams located in the United States and overseas.

Gotham Balers will feature and showcase former NBA players, 1-5 years out of the professional basketball, including NBA All Stars and Hall of Fame members in the front office.

Gotham Ballers anticipates that during the 2017 season, which will be played in July and August of next year, they will play 7 home games and 7 away games as well as play in the Champions Basketball League championship.

Gotham Baller's season will culminate with a championship tournament to be played in September.

The Company's anticipated revenue streams will result from operations of the team as well as through sport marketing efforts. The business capitalizes on extending the playing and marketing life of extremely capable athletes and recognized sports celebrities.

The following is a summary of the cities that Champions League expects to have U.S. teams in:

Eastern Division		Western Division	
New York	Boston	Chicago	Minneapolis
Washington DC	Philadelphia	Detroit	Houston
Atlanta	Cleveland	Dallas	Phoenix
Orlando	Miami	Los Angeles	San Francisco

Gotham Ballers, Champions League, Inc. and the Champions Summer Basketball League

Gotham Ballers, Inc. is a licensee with the license to operate the New York state territory team in the Champions Basketball League. Champions League is a sports marketing company organized to build out sports leagues and events for former players from professional basketball leagues from the United States and overseas.

The Gotham Ballers will be a part of the 2017 summer season which will commence in July of 2017. Champions League believes that it will have 16 teams which will participate in league games. Gotham Ballers has assembled hosted its first press conference as well as player camp.

The Chairman of Gotham Ballers, Inc. is Mr. Carl George. The President of Gotham Ballers, Inc. is Mr. Mark Aguirre. Mr. George and Mr. Aguirre will to hire Gotham Ballers leadership and will work with personnel at the Gotham Ballers as well as third-party providers to, among other related items, assist in certain management, administrative and operations.   See "Management" and "Risk Factors".

The following diagram is an overview of how the Company will work with Champions League in connection with an investment in a license:

Gotham Ballers, Inc.
Sports Marketing Company that Builds and Operates the New York Team License of the Champions Basketball League.

Champions Basketball League, LLC
Owns and Operates the Champions Basketball Summer League which has 16 independently owned city teams
Operates the Champions Basketball Summer Season with 16 teams competing in an East and West division with a championship tournament help in September.
Each team plays 7 home games in their city and 7 away games in July and August.

Beginning in 2017, Gotham Ballers will be one of sixteen (16) team licenses operating games in the Champions Basketball Summer League. Eight (8) teams will be each in an East and West format that will be comprised of major metropolitan markets. Gotham Ballers will play in the ongoing summer league in the months of July and August with the annual championship to be played in September.

Address and Telephone Number

Our executive office is at 225 West 34th Street, 9th Floor, New York, NY 10122. Our phone number is 646-383-3636. Our website is www.GothamBallers.com.

RISK FACTORS

The Common Shares, offered hereby are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. Accordingly, prospective Investors should carefully consider, along with other matters referred to herein, the following risk factors in evaluating our business before purchasing any Common Shares. This Circular contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including but not limited to those set forth in the following risk factors and elsewhere in this Circular.

RISKS RELATING TO GOTHAM BALLERS OWNING A CHAMPIONS BASKETBALL LEAGUE LICENSE

ADDITIONAL FINANCING MAY BE NECESSARY FOR THE IMPLEMENTATION OF OUR GROWTH STRATEGY.

The team may require additional debt and/or equity financing to pursue our growth and business strategies. These include, but are not limited to:

   • enhance our operating infrastructure

   • otherwise respond to competitive pressures.

Given our limited operating history and existing losses, there can be no assurance that additional financing will be available, or, if available, that the terms will be acceptable to us. Lack of additional funding could force us to curtail substantially our growth plans. Furthermore, the issuance by us of any additional securities pursuant to any future fundraising activities undertaken by us would dilute the ownership of existing shareholders and may reduce the price of our common stock.

GOTHAM BALLERS SUMMER SEASON COMPETES WITH OTHER PROFESSIONAL SPORTING EVENTS.

Our season focuses primarily on the summer months when the Major League Baseball (MLB) season is in full swing. Our season comes at a time when spectators might normally prefer to be outdoors rather than indoors in an arena. These factors may some impact on the teams overall attendance.

GOTHAM BALLERS RELIES ON COOPERATION WITH THIRD PARTY LOCATIONS AND VENDORS.

Team success is reliant on the use of certain venues and/or locations to host events. If you are unable to secure beneficial deals with those venues and/or locations, our business, financial condition, and results of operations would be adversely affected.

GOTHAM BALLERS MAY ENCOUNTER SUBSTANTIAL COMPETITION FROM VARIOUS SOURCES.

In order to attract fans and market team-related merchandise and other products and services offered by the Company and the League, the Company and the League must successfully compete with (i) other basketball teams, including those in the National Basketball Association ("NBA"), to a certain extent the Women's National Basketball Association ("WNBA") and the National Collegiate Athletic Association ("NCAA"), (ii) other professional and NCAA sports teams

(iii) the National Basketball Developmental League ("NBDL"), and (iv) other sporting and non-sporting sources of entertainment. Given the established nature of many of those competitors, there can be no guarantee that the Company and the League will attract enough revenue from fans and other sources to be profitable. If sales in any period fall significantly below anticipated levels, our financial condition and results of operations could suffer.

GOTHAM BALLERS DEPENDENCE ON SUCCESS OF TEAMS AND LEAGUE.

The Company and the League are dependent upon the continued operation of individual teams. The Company has limited control over other teams' management, team funding and sponsorship and may not be able to assure compliance with play, promotion and other commitments required. If a substantial number of the teams do not operate, the Company's and the League's merchandising sponsorships and other revenue-generating possibilities will be materially harmed, which, as a result would adversely affect our business, financial condition, and results of operations.

OUR EMPLOYEES, EXECUTIVE OFFICERS, DIRECTORS AND INSIDER STOCKHOLDERS BENEFICIALLY OWN OR CONTROL A SUBSTANTIAL PORTION OF OUR OUTSTANDING COMMON STOCK,

Which may limit your ability and the ability of our other stockholders, whether acting alone or together, to propose or direct the management or overall direction of our company.

Additionally, this concentration of ownership could discourage or prevent a potential takeover of our Company that might otherwise result in an investor receiving a premium over the market price for his shares. All of our currently outstanding shares of common stock is beneficially owned and controlled by a group of insiders, including our employees, directors and executive officers. Accordingly, our employees, directors, executive officers and insider shareholders may have the power to control the election of our directors and the approval of actions for which the approval of our stockholders is required. If you acquire shares of our common stock, you may have no effective voice in the management of our Company. Such concentrated control of our Company may adversely affect the price of our common stock. Our principal stockholders may be able to control matters requiring approval by our stockholders, including the election of directors, mergers or other business combinations. Such concentrated control may also make it difficult for our stockholders to receive a premium for their shares of our common stock in the event we merge with a third party or enter into different transactions which require stockholder approval. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock.

POTENTIAL LABOR DISPUTES IN PROFESSIONAL SPORTS COULD ADVERSELY AFFECT THE PROFITABILITY OF OUR BUSINESS.

Professional sports have a significant impact on the market conditions for each individual sport. Collective bargaining, labor disputes, lockouts or strikes by a professional sport, particularly Major League Baseball (MLB), National Football League (NFL), National Hockey League (NHL) the National Basketball Association (NBA), or international soccer leagues, could have a negative impact on our revenues. This may result in fewer page views that result in commercial activities by our users, and may cause advertisers to reduce the amount they spend on online advertising, thus having a significant negative impact on our website in 2016 and beyond.

THE OWNERSHIP BY OUR CHIEF EXECUTIVE OFFICER AND OUR DIRECTORS OF SHARES OF CHAMPIONS LEAGUE COMMON STOCK AND RIGHTS TO PURCHASE CHAMPIONS

LEAGUE COMMON STOCK MAY CREATE, OR MAY CREATE THE APPEARANCE OF, CONFLICTS OF INTEREST.

The ownership by our chairman, president and our directors of shares of Champions League common stock, options to purchase shares of Champions League common stock, or other equity awards of Champions League may create, or may create the appearance of, conflicts of interest. Our chief executive officer currently serves as the chief executive officer of Champions League. Our chairman also currently serves on the board of directors of Champions League. Ownership by our chairman, president and our directors of common stock or options to purchase common stock of Champions League, may create the appearance of, conflicts of interest when these individuals are faced with decisions that could have different implications for Champions League than the decisions have for us. Any perceived conflicts of interest resulting from investors questioning the independence of our management or the integrity of corporate governance procedures may materially affect our business and results of operations.

ANY DISPUTES THAT ARISE BETWEEN THE TEAM AND CHAMPIONS LEAGUE WITH RESPECT TO OUR PAST AND ONGOING RELATIONSHIPS COULD HARM OUR BUSINESS OPERATIONS.

Disputes may arise between Champions League and us in a number of areas relating to our past and ongoing relationships, including:
•   intellectual property, technology and business matters, including failure to make required technology transfers and failure to comply with non-compete provisions applicable to us;
•   labor, tax, employee benefit, indemnification and other matters;
•   distribution and supply obligations;
•   employee retention and recruiting;
•   business combinations involving us;
•   sales or distributions by Champions League of all or any portion of its ownership interest in us;
•   the nature, quality and pricing of services Champions League has agreed to provide us; and
•   business opportunities that may be attractive to both of us.

If we have any disputes with Champions League, we may not be able to achieve the full strategic and financial benefits we expect to receive, or the benefits may be delayed or not occur at all.

OUR OPERATING RESULTS FORECAST RELIES IN LARGE PART UPON ASSUMPTIONS AND ANALYSES DEVELOPED BY US. IF THESE ASSUMPTIONS AND ANALYSES PROVE TO BE INCORRECT, OUR ACTUAL OPERATING RESULTS MAY BE MATERIALLY DIFFERENT FROM OUR FORECASTED RESULTS.

Whether actual operating results and business developments will be consistent with our expectations and assumptions as reflected in our forecast depends on a number of factors, many of which are outside our control, including, but not limited to:

•   whether we can obtain sufficient capital to sustain and grow our business;
•   whether we can manage relationships with key suppliers;
•   demand for our products;
•   the timing and costs of new and existing marketing and promotional efforts;
•   the market response to our products, and our ability to introduce new teams in a timely, cost-effective basis, and in a manner that does not detract from our existing teams;
•   our ability to manage our growth;

- competition;
- our ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel;
- the overall strength and stability of domestic and international economies; and
- consumer spending habits .

Unfavorable changes in any of these or other factors, most of which are beyond our control, could materially and adversely affect our business, results of operations and financial condition.

WE ARE DEPENDENT UPON THE SERVICES OF OUR CHAIRMAN, CARL GEORGE.

Our success is heavily dependent on the continued active participation of Carl George, our chief executive officer. Loss of the services of Carl George could have a material adverse effect upon our business, financial condition or results of operations. Further, our success and achievement of our growth plans depend on our ability to recruit, hire, train and retain other highly qualified technical and managerial personnel.

Competition for qualified employees among companies in the technology industry is intense, and an inability to attract, retain and motivate any additional highly skilled employees required for the expansion of our activities, could have a materially adverse effect on the Company. Our inability to attract and retain the necessary personnel and consultants and advisors could have a material adverse effect on our business, financial condition or results of operations.

RISKS RELATING TO GOTHAM BALLERS, INC.

Gotham Ballers, INC. was formed own and operate the New York Team License in the Champions Basketball League. The following risk factors are those of Gotham Ballers, Inc.

GOTHAM BALLERS, INC. (GBI) IS A DEVELOPMENT STAGE COMPANY AND GBI HAS A LIMITED OPERATING HISTORY UPON WHICH YOU CAN BASE AN INVESTMENT DECISION.

GBI is in the development stage and has a limited operating history for you to consider in evaluating GBI's business and prospects. GBI has not yet generated any sales and has no net income. GBI initially anticipates incurring operating losses. There can be no assurance that GBI will be able to generate significant revenues from sales. GBI's ability to achieve profitability will depend upon, among other things, GBI's success in securing sponsorship and marketing support for athletes and event operations, managing GBI's expense levels and quickly integrating newly hired personnel and technology, including management. GBI's failure to achieve profitability would have a material adverse effect on GBI's business, financial condition and results of operations.

TO DATE GBI HAS HAD SIGNIFICANT OPERATING LOSSES, AND AN ACCUMULATED DEFICIT. GBI HAS HAD NO REVENUES AND DOES NOT EXPECT TO BE INTIALLY PROFITABLE FOR AT LEAST THE FORESEEABLE FUTURE, AND CANNOT ACCURATELY PREDICT WHEN IT MIGHT BECOME PROFITABLE, IF EVER.

GBI has been operating at a loss since GBI's inception, and GBI expects to continue to incur substantial losses for the foreseeable future. GBI had no revenue for the calendar year ended December 31, 2015. Further, GBI may not be able to generate significant revenues in the future. In addition, GBI expects to incur substantial operating expenses in order to fund the expansion of GBI's business. As a result, GBI expects to continue to experience substantial negative cash flow for at least the foreseeable future and cannot predict when, or even if, GBI might become profitable.

GBI'S AUDITORS ARE EXPECTED TO EXPRESS SUBSTANTIAL DOUBT ABOUT GBI'S ABILITY TO CONTINUE AS A GOING CONCERN.

GBI's auditors have yet to conduct the Company's first audit but are expected to state that GBI's ability to continue as a going concern is an issue as a result of GBI's losses from operations if GBI continues to experience net operating losses. GBI's ability to continue as a going concern is subject to GBI's ability to generate a profit.

ADDITIONAL FINANCING MAY BE NECESSARY FOR THE IMPLEMENTATION OF GBI'S GROWTH STRATEGY.

GBI may require additional debt and/or equity financing to pursue GBI's growth strategy. Given GBI's limited operating history and existing losses, there can be no assurance that GBI will be successful in obtaining additional financing. Lack of additional funding could force GBI to curtail substantially GBI's growth plans or cease operations.

In addition, debt financing, if available, will require payment of interest and may involve restrictive covenants that could impose limitations on GBI's operating flexibility. GBI's failure to successfully obtain additional future funding may jeopardize GBI's ability to continue GBI's business and operations.

GBI MAY BE UNABLE TO MANAGE THEIR GROWTH OR IMPLEMENT THEIR EXPANSION STRATEGY.

GBI may not be able to expand GBI's product and service offerings, GBI's markets, or implement the other features of GBI's business strategy at the rate or to the extent presently planned. GBI's projected growth will place a significant strain on GBI's administrative, operational and financial resources. If GBI is unable to successfully manage GBI's future growth, establish and continue to upgrade GBI's operating and financial control systems, recruit and hire necessary personnel or effectively manage unexpected expansion difficulties, GBI's financial condition and results of operations could be materially and adversely affected.

GBI RELIES UPON TRADE SECRET PROTECTION TO PROTECT THEIR INTELLECTUAL PROPERTY; IT MAY BE DIFFICULT AND COSTLY TO PROTECT GBI'S PROPRIETARY RIGHTS AND GBI MAY NOT BE ABLE TO ENSURE THEIR PROTECTION.

GBI currently relies on trade secrets. Trade secrets are difficult to protect and while GBI use reasonable efforts to protect GBI's trade secrets, GBI cannot assure that GBI's employees, consultants, contractors or advisors will not, unintentionally or willfully, disclose GBI's trade secrets to competitors or other third parties. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, GBI's competitors may independently develop equivalent knowledge, methods and know-how. If GBI is unable to defend GBI's trade secrets from others use, or if GBI's competitors develop equivalent knowledge, it could have a material adverse effect on GBI's business.

Any infringement of GBI's proprietary rights could result in significant litigation costs, and any failure to adequately protect GBI's proprietary rights could result in GBI's competitors' offering similar products, potentially resulting in loss of a competitive advantage and decreased revenue. Existing patent, copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of some foreign countries do not protect GBI's proprietary rights to the same extent as do the laws of the United States. Therefore, GBI may not be able to protect GBI's proprietary rights against unauthorized third party use. Enforcing a claim that a third party illegally obtained and is using GBI's trade secrets could be expensive and time consuming, and the outcome of such a claim is unpredictable. Litigation may be necessary in the future to enforce GBI's intellectual property rights, to protect GBI's trade secrets or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and diversion of resources and could materially adversely affect GBI's future operating results.

GBI LACKS SALES, MARKETING AND DISTRIBUTION CAPABILITIES AND DEPEND ON THIRD PARTIES TO MARKET GBI SERVICES.

GBI has minimal personnel dedicated solely to sales and marketing of GBI's games, events and endorsements and therefore GBI must rely primarily upon third parties to market and sell GBI's games, events and endorsements. These third parties may not be able to market GBI's games, events and endorsements successfully or may not devote the time and resources to marketing GBI's games, events and endorsements that GBI require. GBI also rely upon third party carriers to distribute and deliver GBI's games, events and endorsements.
If GBI choose to develop GBI's own sales, marketing or distribution capabilities, GBI will need to build a marketing and sales force with games, events and endorsements expertise and with supporting distribution capabilities, which will require a substantial amount of management and financial resources that may not be available. If GBI or a third party are not able to adequately sell and distribute GBI's games, events and endorsements, GBI's business will be materially harmed.

IF GBI IS UNABLE TO ESTABLISH SUFFICIENT SALES AND MARKETING CAPABILITIES OR ENTER INTO AND MAINTAIN APPROPRIATE ARRANGEMENTS WITH THIRD PARTIES TO SELL, MARKET AND DISTRIBUTE GBI'S GAMES, EVENTS AND ENDORSEMENTS, GBI'S BUSINESS WILL BE HARMED.

GBI has limited experience as a company in the sale, marketing and distribution of GBI's products and services. GBI depends upon third parties to sell GBI's games, events and endorsements both in the United States and internationally. To achieve commercial success, GBI must develop sales and marketing capabilities and enter into and maintain successful arrangements with others to sell, market and distribute GBI's games, events and endorsements.

If GBI is unable to establish and maintain adequate sales, marketing and distribution capabilities, independently or with others, GBI may not be able to games, events and endorsements revenue and may not become profitable. If GBI's current or future partners do not perform adequately, or GBI is unable to locate or retain partners, as needed, in particular geographic areas or in particular markets, GBI's ability to achieve GBI's expected revenue growth rate will be harmed.

GBI'S SUCCESS IS DEPENDENT ON MARKET ACCEPTANCE OF THE GBI'S GAMES, EVENTS AND ENDORSEMENTS.

GBI's ability to gain market acceptance and to grow will largely depend upon GBI's success in effectively and efficiently communicating games, events and endorsement benefits to the key buyer groups and distinguishing GBI's games, events and endorsement from other games, events and endorsements. To gain market share, GBI also must brand the GBI's players as highly competitive. GBI cannot assure you that GBI will be able to achieve success, to gain market acceptance and grow. GBI's failure to achieve market acceptance would have a material adverse effect on GBI's business, financial condition and results of operations.

GBI'S OPERATING RESULTS FORECAST RELIES IN LARGE PART UPON ASSUMPTIONS AND ANALYSES DEVELOPED BY GBI. IF THESE ASSUMPTIONS AND ANALYSES PROVE TO

BE INCORRECT, GBI'S ACTUAL OPERATING RESULTS MAY BE MATERIALLY DIFFERENT FROM GBI'S FORECASTED RESULTS.

Whether actual operating results and business developments will be consistent with GBI's expectations and assumptions as reflected in GBI's forecast depends on a number of factors, many of which are outside GBI's control, including, but not limited to:

• whether GBI can obtain sufficient capital to sustain and grow GBI's business;
• whether GBI can manage relationships with key suppliers;
• demand for GBI's games, events and endorsements;
• the timing and costs of new and existing marketing and promotional efforts;
• the market response to GBI's games, events and endorsements, and GBI's ability to introduce new games, events and endorsements in a timely, cost-effective basis, and in a manner that does not detract from GBI's existing games;
• GBI's ability to manage GBI's growth;
• competition from other leagues;
• GBI's ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel;
• the overall strength and stability of domestic and international economies; and
• consumer spending habits .

Unfavorable changes in any of these or other factors, most of which are beyond GBI's control, could materially and adversely affect GBI's business, results of operations and financial condition.

GBI IS DEPENDENT UPON KEY PERSONNEL AND CONSULTANTS.

GBI's success is heavily dependent on the continued active participation of GBI's current executive officers listed under "Management." Loss of the services of one (1) or more of GBI's officers could have a material adverse effect upon GBI's business, financial condition or results of operations. Further, GBI's success and achievement of GBI's growth plans depend on GBI's ability to recruit, hire, train and retain other highly qualified technical and managerial personnel. Competition for qualified employees among companies in the sports entertainment industry is intense, and the loss of any of such persons, or an inability to attract, retain and motivate any additional highly skilled employees required for the expansion of GBI's activities, could have a materially adverse effect on us. The inability on GBI's part to attract and retain the necessary personnel and consultants and advisors could have a material adverse effect on GBI's business, financial condition or results of operations.

GBI'S BUSINESS MODEL IS EVOLVING AND UNPROVEN.

GBI's business model is unproven and is likely to continue to evolve. Accordingly, GBI's initial business model may not be successful and may need to be changed. GBI's ability to generate significant revenues will depend, in large part, on GBI's ability to successfully market GBI's products to potential users who may not be convinced of the need for GBI's products and services or who may be reluctant to rely upon third parties to develop and provide these products. GBI intend to continue to develop GBI's business model as GBI's market continues to evolve.

IF GBI FAILS TO MAINTAIN AND ENHANCE AWARENESS OF GBI'S BRAND, GBI'S BUSINESS AND FINANCIAL RESULTS COULD BE ADVERSELY AFFECTED.

GBI believe that maintaining and enhancing awareness of GBI's brand is critical to achieving widespread acceptance and success of GBI's business. GBI also believe that the importance of brand recognition will increase due to the relatively low barriers to entry in GBI's market. Maintaining and enhancing GBI's brand awareness may require GBI to spend increasing amounts of money on, and devote greater resources to, advertising, marketing and other brand-building efforts, and these investments may not be successful.

Further, even if these efforts are successful, they may not be cost-effective. If GBI is unable to continuously maintain and enhance GBI's website, GBI's traffic may decrease and GBI may fail to attract advertisers, which could in turn result in lost revenues and adversely affect GBI's business and financial results.

GBI NEEDS TO INCREASE BRAND AWARENESS.

Due to a variety of factors, GBI's opportunity to achieve and maintain a significant market share may be limited. Developing and maintaining awareness of GBI's brand name, among other factors, is critical. Further, the importance of brand recognition will increase as competition in GBI's market increases. Successfully promoting and positioning GBI's brand will depend largely on the effectiveness of GBI's marketing efforts and GBI's ability to develop industry-leading products at competitive prices. Therefore, GBI may need to increase GBI's financial commitment to creating and maintaining brand awareness. If GBI fail to successfully promote GBI's brand name or if GBI incur significant expenses promoting and maintaining GBI's brand name, it would have a material adverse effect on GBI's results of operations.

GBI FACES COMPETITION IN GBI'S MARKETS FROM A NUMBER OF LARGE AND SMALL COMPANIES, SOME OF WHICH HAVE GREATER FINANCIAL, RESEARCH AND DEVELOPMENT, PRODUCTION AND OTHER RESOURCES THAN GBI HAS.

The industry competitors with which GBI competes in most cases have longer operating histories, established ties to fans or athletes, and greater brand awareness. Many of GBI's competitors in the market space have greater financial, technical and marketing resources. GBI's ability to compete depends, in part, upon a number of factors outside GBI's control, including the ability of GBI's competitors to develop alternatives that are competitive. If GBI fails to successfully compete for athletes or fans, or if GBI incurs significant expenses competing for athletes or fans, it would have a material adverse effect on GBI's results of operations.

A DATA SECURITY BREACH COULD EXPOSE GBI TO LIABILITY AND PROTRACTED AND COSTLY LITIGATION, AND COULD ADVERSELY AFFECT GBI'S REPUTATION AND OPERATING REVENUES.

To the extent that GBI's activities involve the storage and transmission of confidential information such as online fan clubs and other Internet offerings, GBI and/or third-party processors will receive, transmit and store confidential customer and other information. Encryption software and the other technologies used to provide security for storage, processing and transmission of confidential customer and other information may not be effective to protect against data security breaches by third parties. The risk of unauthorized circumvention of such security measures has been heightened by advances in computer capabilities and the increasing sophistication of hackers. Improper access to GBI's or these third parties' systems or databases could result in the theft, publication, deletion or modification of confidential customer and other information.

A data security breach of the systems on which sensitive account information are stored could lead to fraudulent activity involving GBI's products and services, reputational damage and claims or regulatory actions against us. If GBI is sued in connection with any data security breach, GBI could be involved in protracted and costly litigation. If unsuccessful in defending that litigation, GBI might be forced to pay damages and/or change GBI's business practices or pricing structure, any of which could have a material adverse effect on GBI's operating revenues and profitability. GBI would also likely have to pay fines, penalties and/or other assessments imposed as a result of any data security breach.

GBI DEPENDS ON THIRD PARTY PROVIDERS FOR A RELIABLE INTERNET INFRASTRUCTURE AND THE FAILURE OF THESE THIRD PARTIES, OR THE INTERNET IN GENERAL, FOR ANY REASON WOULD SIGNIFICANTLY IMPAIR GBI'S ABILITY TO CONDUCT ITS BUSINESS.

GBI will outsource all of its data center facility management to third parties who host the actual servers and provide power and security in multiple data centers in each geographic location. These third party facilities require uninterrupted access to the Internet. If the operation of the Company's servers is interrupted for any reason, including natural disaster, financial insolvency of a third party provider, or malicious electronic intrusion into the data center, its business would be significantly damaged. As has occurred with many Internet-based businesses, the Company may be subject to "denial-of-service" attacks in which unknown individuals bombard its computer servers with requests for data, thereby degrading the servers' performance. The Company cannot be certain it will be successful in quickly identifying and neutralizing these attacks. If either a third party facility failed, or the Company's ability to access the Internet was interfered with because of the failure of Internet equipment in general or the Company becomes subject to malicious attacks of computer intruders, its business and operating results will be materially adversely affected.

GBI'S EMPLOYEES MAY ENGAGE IN MISCONDUCT OR IMPROPER ACTIVITIES.

GBI is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with regulations, provide accurate information to regulators, comply with applicable standards, comply with federal and state laws and regulations, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper or illegal activities, which could result in regulatory sanctions and serious harm to GBI's reputation. GBI has adopted a Code of Business Conduct and Ethics, but it is not always possible to identify and deter employee misconduct, and the precautions GBI take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting GBI from governmental investigations or other

GOVERNMENTAL REGULATION.

GBI is subject to certain standard employment and event regulations at both State and Federal Levels. The Federal regulations are those regarding fair employment practices and safe working conditions, both of which the Company intends to follow. The State and City regulations are those standard regulations related to arena capacity, fire code and safe concerts and events including permitting and staffing requirements. While these requirements will vary from State to State and city to city, it is the Company's intent to manage each event so that it is regulatory compliant. In certain cities GBI's events will require permitting and special taxes and in others there are no such requirements. The Company plans to utilize checklists for each event to ensure compliance with such regulations.

GBI will continue to comply with all applicable regulations affecting the markets in which it operates however, such regulation may become overly burdensome and therefore may have a negative effect on the Company's ability to perform as planned. These regulations including necessary permits, ticket sales rules and taxes and regulations including fire and employment regulations for events, will differ from city to city and state to state will require GBI to comply will all applicable rules and permits and should GBI fail to maintain compliance subject GBI to fines or the inability to hold GBI's events in that city or state.

RELIANCE ON MARKET RESEARCH.

A substantial portion of the market research conducted for this endeavor is based upon management's prior business experience as well as personal discussions with industry leaders.

While the initial response has been positive, such information is highly subjective, with no independent statistics to rely upon. While the Company considers these indicators to be very favorable for the development of its business, there is no definitive proof of the size of the potential market or that the business plan contained herein can achieve all its stated goals.

GBI'S EMPLOYEES, EXECUTIVE OFFICERS, DIRECTORS, FOUNDERS AND INSIDER STOCKHOLDERS BENEFICIALLY OWN OR CONTROL A SUBSTANTIAL PORTION OF GBI'S OUTSTANDING COMMON STOCK, WHICH MAY LIMIT GBI'S ABILITY AND THE ABILITY OF GBI'S OTHER STOCKHOLDERS, WHETHER ACTING ALONE OR TOGETHER, TO PROPOSE OR DIRECT THE MANAGEMENT OR OVERALL DIRECTION OF GBI'S COMPANY.

Additionally, this concentration of ownership could discourage or prevent a potential takeover of GBI's Company that might otherwise result in an investor receiving a premium over the market price for its shares. Approximately 70% of GBI's outstanding shares is beneficially owned and controlled by a group of insiders, including GBI's employees, directors and executive officers. Accordingly, GBI's employees, directors, executive officers and insider shareholders may have the power to control the election of GBI's directors and the approval of actions for which the approval of GBI's stockholders is required. If you acquire shares of Common Stock, you may have no effective voice in the management of GBI's Company. Such concentrated control of GBI's Company may adversely affect the price of GBI's Common Stock. GBI's principal stockholders may be able to control matters requiring approval by GBI's stockholders, including the election of directors, mergers or other business combinations. Such concentrated control may also make it difficult for GBI's stockholders to receive a premium for their shares of GBI's Common Stock in the event GBI merge with a third party or enter into different transactions which require stockholder approval. These provisions could also limit the price that investors might be willing to pay in the future for shares of GBI's Common Stock.

LIMITATION OF DIRECTOR LIABILITY.

GBI's Articles of Incorporation and Bylaws provide for the indemnification of directors to the fullest extent permitted by the New York Business Corporation Act and to the extent permitted by such law, eliminate or limit the personal liability of directors to GBI and its shareholders of monetary damages for certain breaches of fiduciary duty. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling GBI pursuant to the foregoing provisions, GBI has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our shares of Common Stock. We currently intend to retain our future earnings, if any, for future growth and development of our business and do not currently anticipate paying any dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our results of operations, financial conditions, contractual and legal restrictions and other factors the board deems relevant.

CAPITALIZATION

The following table sets forth the capitalization of the Company as of the period ending December 30th, 2016.

Shareholders	Shares Outstanding	Consideration	% Owned
Champions League Inc.	2,000,000	$0.00	20%
Champions League Partners, Inc.	2,000,000	$500,000	20%
Star Team Holdings, LLC.	2,000,000	$500,000	20%
Aaski Sports, LLC.	2,000,000	$400,000	20%
NY Team Holdings, LLC	2,000,000	$500,000	20%
Summary	10,000,000	$1,900,000	100%

 (1) The Company has 1,100,000 issued but unvested and un-exercisable employee & director options outstanding at an exercise price of $1.00 each.

As of the date of this Memorandum, there are issued, unvested, un-exercisable and outstanding employee and director options to purchase up to an aggregate of 1,100,000 shares of Common Stock. The various terms of such options are as follows: $1.00 exercise price per share. 4 years vesting. These option have been issued to employees and directors of the company under the 2016 Employee, Consultant and Directors Option Plan.

MANAGEMENT

The names, positions and ages of our directors and executive officers as of the date of this Memorandum, are as follows:

NAMES	TITLE OR POSITION	AGE
Carl George	Chairman of the Board	55
Mark Aguirre	President and Director	57
Brian Kelly	EVP Marketing and Director	55

Jill Miyamoto	VP Operations and Director	45
Walt Frazier	President of Basketball Operations	68
John Wallace	VP Basketball Operations and Coach	41

All directors hold office until the next annual meeting of stockholders and the election and qualification of their successors. Officers are elected annually by the board of directors and serve at the discretion of the board.

Background of Executive Officers and Directors

The background and professional experience of each of our directors and executive officers are as follows:

Carl George, Chairman & CEO

Carl George serves as Chairman of the Board of Directors and Chief Executive Officer since launching the Champions Basketball League. With over 25 years of business development history, Carl founded four separate companies sold to Fortune 100 companies and spent seven years as CEO of CGP Technologies. As Chairman, he directs the financial and strategic planning of the team, and oversees the management on behalf of the Board of Directors for the Champions Basketball League.

Mark Aguirre, Chairman of the Board of Directors and President

Mark Aguirre is the President of the Gotham Ballers. As the Naismith College Player of the Year, Mark was a DePaul University stand out. He was the first overall draft pick by the Dallas Mavericks in the 1981 NBA draft. During the next 13 seasons, Mark was a 2 time NBA Champion and 3x NBA All Star. Post professional play Mark continued to inspire those on the court in Assistant Coaching positions with DePaul University, as well as, the New York Knicks. And off court, Mark has been involved with many successful businesses and founded a successful company involved in aerospace. In his position with Gotham Ballers, Mark will direct all the elements of the basketball team and management of operations and all details regarding the organization.

Brian Kelly, EVP Marketing and Director

Brian Kelly with has over three decades of Marketing and was the Chief Marketing Officer (CMO) for Time Warner Cable in the highly competitive Cable/Content industry is leading Champions Basketball League's Media efforts. In 2000, he spearheaded the nationwide launch of the Digital Bundle for Time Warner Cable. He was a multi-year recipient of the TWC Chairman's Award for Outstanding Achievements and named Time Warner Cable's Most Innovative Marketer. Brian will oversee all aspects of the Gotham Ballers team marketing, ticket and group sales, and endorsement and sponsorship sales.

Jill Miyamoto, EVP Operations and Director

Jill Miyamoto is EVP of operations and serves as a director for the company as well. Ms. Miyamoto has held executive positions in Fortune 50 companies, start-ups and is a driving force in building strong brands on a global scale. In her previous Sr. Management roles at Target, she sourced several billion dollars of private label product from over 20 countries and successfully led a global expansion team overseeing 300 stores. Ms. Miyamoto was part of the Rollerblade revolution and was instrumental in the creation of this new sports category including the founding of the X games.

Jill will oversee daily operations, personnel, game day operations and the legal and accounting for the team.

Walt Fraizer, President of Basketball Operations

Walter "Clyde" Frazier is a legend in the NBA as well as in New York City. As their floor general, he led the New York Knicks to the franchise's only two NBA Championships (1970 and 1973), and was inducted into the Naismith Memorial Basketball Hall of Fame in 1987. Upon his retirement from basketball, Frazier went into broadcasting - he is currently a color commentator for telecasts of Knicks games on the MSG Network and owns a very successful restaurant in New York, an incredible sports restaurant name Clyde's Wine and Dine. Walt is our host for New York and plays an important role in connecting the history of New York to the team.

John Wallace, VP Basketball Operations and Coach

The former 18th overall pick in the 1996 NBA Draft, John Wallace continues represent New York to the fullest. The Greece Athena High School (Rochester, New York) alumni who helped lead Syracuse University to the NCAA Finals in 1996, spent two seasons with the New York Knicks along with playing in Toronto, Detroit, Phoenix, Miami and also overseas in Greece and Italy. After playing a reserve role for the Knicks, the sleek forward shined with the Raptors during the 1997-98 season by averaging 14 points and 4.5 rebounds per game (82 games). Now, this coming season in the Champions Basketball League, John Wallace returns to his roots serving as head coach of the New York team.

John W. Nassivera, Director of School Programming

John W. Nassivera joined Gotham Ballers in October of 2015. For roughly 30 years, John worked for the New York City Department of Education and received the NYC Dept. of Education Service Award. A published author ("Teaching Exceptional Children" and "Intervention in School and Clinic") and formerly serving as an educator within the Departments of Curriculum and Education for the City Universities; Lehman College, Hunter College, and City University, he is passionate about the educational growth through youth programs and with the Gotham Ballers will spearhead our community involvement.

Board Committees

We have not previously had an audit committee, compensation committee or nominations and governance committee We anticipate that the board of directors will authorize the creation of such committees, in compliance with established corporate governance requirements, on or prior to January 1, 2017.

Indebtedness of Directors and Executive Officers

None of our directors or executive officers or their respective associates or affiliates is indebted to us.

Family Relationships

None.

Legal Proceedings

As of the date of this Memorandum, there is no material proceeding to which any of our directors, executive officers, affiliates or stockholders is a party adverse to us.

Executive Compensation

Summary Compensation Table

The following table provides certain summary information concerning planned compensation for the company.

	Name and Principal Position	Salary ($)	Bonus ($)	Total cash compensation ($)
Mark Aguirre	Chairman of the Board of Directors and President	180,000	Based on milestones accomplished $160,000	TBD
Brian Kelly	EVP Marketing and Director	120,000	Based on milestones accomplished $120,000	TBD
Jill Miyamoto	VP Operations and Director	96,000	Based on milestones accomplished $100,000	TBD
Walt Frazier	President of Basketball Operations	150,000	Based on milestones accomplished $100,000	TBD
John Wallace	VP Basketball Operations and Coach	120,000	Based on milestones accomplished $120,000	TBD

Grants of Plan-Based Stock Option Awards

The following table sets forth information regarding stock option awards to our executive officers under our stock option plans as of the date of this Memorandum.

Name	Number of Stock Options	Exercise Price	Date of Grant	Expiration Date
Mark Aguirre	200,000	1.00	June 1, 2016	June 1, 2022
Brian Kelly	100000	1.00	June 1, 2016	June 1, 2022
Jill Miyamoto	30000	1.00	June 1, 2016	June 1, 2022
Walt Frazier	100000	1.00	June 1, 2016	June 1, 2022
John Wallace	100000	1.00	June 1, 2016	June 1, 2022

Employment Agreements, Board of Director Agreements and Consulting Agreement

On June 1, 2016, we entered into an employment agreement with Mr. Mark Aguirre to serve as our President, for an initial term of two years. Pursuant to the agreement, Mr. Aguirre shall receive compensation of $180,000 per year during the term of the agreement. Additionally, the Mr. Aguirre will be eligible to receive a target quarterly bonus of up to $40,000 per quarter based on our financial performance and his individual performance, in each case as determined by our board of directors or compensation committee. Pursuant to the employment agreement, Mr. Aguirre will also be entitled to receive options to purchase such number of shares of common stock as determined by our board of directors or compensation committee.

Mr. Aguirre is entitled to participate in any and all benefit plans, from time to time, in effect for senior management, along with vacation, sick and holiday pay in accordance with the Company's policies established and in effect from time to time. Mr. Aguirre's employment with the Company may be terminated at any time, for cause (as defined in the agreement) upon 45 day prior written notice. In the event that Mr. Aguirre's employment is terminated by the Company without cause (as defined in the agreement), Mr. Aguirre is entitled to a severance payment of six months salary.

DIRECTOR COMPENSATION

Directors are expected to timely and fully participate in all regular and special board meetings, and all meetings of committees that they serve on. We currently compensate non-management directors through an annual grant of stock options to purchase twenty five thousand (25,000) shares of common stock pursuant to the 2016 Employee, Consultant and Director Option Plan and the payment of a cash fee only for reimbursement of expenses incurred as a director (travel, etc.).

BUSINESS of GOTHAM BALLERS

Organizational History

Gotham Ballers, Inc. was originally incorporated in New York in January of 2016. It merged in with GB Newco in September of 2016 to become Gotham Ballers, Inc. a New York C Corporation.

General Overview

Gotham Ballers, LLC. (“we,” “us,” “our,” and the “Company”) was founded to own and operate the New York State License of the Champions Basketball League, a summer basketball league featuring former players from the NBA. These license owners are entitled to profits from the operations of their team interest and are expected to appreciate over time. There can be no assurance that this team entity will be profitable or that it will appreciate over time.

Business Overview

The Company’s purpose is to own and operate a sports marketing business to operate the New York team license operated in the Champions Basketball League. If successful the founders believe they will become profitable and that its team interest will appreciate over time.

Gotham Ballers Team License Ownership Overview

Gotham Ballers holds a exclusive, perpetual license to operate in the New York territory a basketball team in the Champions Basketball League, a summer league designed to showcase players who have came out of the NBA.

Champions Basketball League Structure

The Gotham Ballers plays in a summer league with 16 teams (7 home games and 7 away games in two divisions).

Teams are locally licensed to owners in each of the 16 markets. This team license is for the New York territory and allows the company to operate the team during the summer men’s basketball season (July and August with a championship tournament in September).

Fees and Revenues

The team paid a total of $1,900,000 for its exclusive team license covering the territory of the State of New York.

The team pays a $500,000 annual fee for their Champions League license. Teams keep all other revenues that they generate in their territory and distribute this income to the team owners.

Champions Basketball League City Teams

By utilizing large NBA markets we have a built in base of fans and can easily market to many different segments of the market to drive ticket sales and marketing event participation. The following is a list of the anticipated team market listing where Licenses will be sold:


MINNEAPOLIS
SAN FRANCISCO
DETROIT
BOSTON
NEW YORK
CHICAGO
PHILADELPHIA
CLEVELAND
LOS ANGELES
WASHINGTON D.C.
PHOENIX
ATLANTA
DALLAS
ORLANDO
HOUSTON
MIAMI

Eastern Division		Western Division	
New York	Boston	Chicago	Detroit
Philadelphia	Washington DC	Minneapolis	Phoenix
Miami	Orlando	Dallas	Houston
Atlanta	Cleveland	Los Angeles	San Francisco

Summer Season – June, July, August and September

<u>Income – Per Game and Per Season</u>

Gotham Ballers will keep 100% of the revenues they generate in their markets. There is no sharing of revenues with the visiting team or with Champions League. This means that a team that generates more sponsors, events or sells more tickets or concessions, can outperform the forecasts.

The following is an overview of the major income categories and how they occur, per game, or as annual seasonal Income.

Home Games per season – Gotham Ballers has 7 home games and 4 exhibition games during the summer season of June – September. League play is July and August. Championship is September

Income per game are those revenues you will receive each time you host a game. They are expected to average approximately $247,000 per game and include 6,000 tickets at an average of $25 per ticket with fans then generating $6 each in memorabilia and $6 in concessions margin and per game advertising of $25,000. Advertising is in our programs, on the scoreboard and game day giveaways and other types of game day advertising.

It is expected that in 11 games a summer a team will average $2,717,000 in game related revenues.

Annual season revenues are those that are committed annually such as national sponsors, local sports TV and radio advertising (usually matching your spend in kind). Each team also receives $40,000 per game for playing away games. This is the same as the $40,000 fee that you pay to other teams when they come to play your home games. Away fees will amount to $440,000 per year.

National sponsors are expected to generate an average of $440,000 per team per year. These are national agreements for shoe and athletic wear sponsors, soft drinks, cell phones, cars and other traditional national sports advertisers and sponsors.

Local sponsors and corporate events, from game day suites with players coming up for pre game visits to new car dealer promotions and golf outings with corporate clients it is expected each team will generate on average $1,250,000 per year in local appearances and corporate sponsors.

TV, radio and newspaper in kind. This is from contests and other local promotions where the team receives advertising, ticket sales and other related revenues from their local media outlets. Sometimes this comes in the form of shared revenues to say a basketball day in the park with ESPN's local station or a advertising promotion with the local paper. We expect this to average around $220,000 per team, per year.

Local and regional TV. Each market has cable, radio and regional TV that carry local sports content . These stations usually enter into commercial splitting arrangements and talk shows and other in market broadcast. We estimate these to average $220,000 per team, per year as well.

Using the above assumptions we estimate a team's seasonal revenues to total approximately $5.2 million.

This forecast does not include television revenue from the national broadcast of league games of which 50% will be divided amongst the 16 teams. The initial TV forecasts suggest this could add an additional $50,000 to $100,000 per team and should increase over time.

Teams also keep their Internet revenue that is tied to the individual team so online merchandising, fan clubs, and events is another source of additional income.

Expenses Analysis

We have estimated a line item detail of the major expense category's and how they are incurred, per game, or as an annual seasonal expense.

This pro forma is based on 11 Home Games Per Season (7 League games, 4 Exhibition games).

Expenses per game are those expenses you will incur each time you host a game. They amount to approximately $115,000 per game not counting the personnel.

Venue, security and staff, paying the visiting team are all examples of per game expenses. We have added a 'miscellaneous' category to this with a 20% catchall for per game additional expenses.

Total estimated per game expenses each year are $1,215,000.

Annual season expenses are those expenses you will have with no games played. This is mostly personnel, front office, away game and the annual league fee.

Travel expenses occur for the 11 away games are estimated at $40,000 per game as well.

Marketing and sales occur on both a per game and annual basis.

The league pays all players per game or event and the team reimburses the league for this expense. There are three levels of players, A, paid $5,000 per game, B, paid $4,000 per game, and C, paid $3,000 per game or event. This three tiers yields and average per player, per season cost of $88,000 for the 11 home and 11 away games (22 total).

Front office includes the coach and the marketing related players (President, etc). Coaches are paid $150,000 per year. Marketing players such as team President, or VP for Community are filled with hall of fame players and they are paid $60,000 to $100,000 each for appearances and the use of their image in marketing materials.

We have included $400,000 of expense for these categories

SG&A is your GM and his staff. Staff will either be year-round (2-4 people) or seasonal with a large group being interns and college students. Sales people are expected to be paid a base plus commissions.

Estimated annual fixed costs for the team are $ 2,895,000. Per game and annual expenses combined are $4,160,000.

Pro Forma Summary:

Expected Income Annually: $5,287,000

Expected Expenses Annually: $4,160,000

Annual Profit: $1,127,000

This summary is consistent with our analysis and assumptions for each game and each season in each market. These are averages and a teams performance could vary widely from

Gotham Ballers License Features

The following is a partial summary of the License terms and conditions Gotham Ballers can expect to have.

License	The License is automatically renewed annually for a fee of $500,000 if the License is in good standing, and the License can be resold to approved owners anytime after the first year of operation.
Territory	The license is exclusive for the territory of the team. The New York license is for the territory of the entire State of New York. This will allow the team to periodically go to Buffalo or Rochester to play exhibition games as well.

Champions League Overview

Fans are going to games and watching basketball: In 2015, approximately 21 million people attended NBA games in one of 30 cities in the U.S. Worldwide more than 100 million fans attend basketball games each year.

Source: http://www.espn.com/nba/attendance/_/year/2015

The following is a description of the summer league of Champions Basketball League.

Champions Summer Basketball League	A competitive summer league, with former NBA players and All Stars playing on 16 teams with a championship in September. The games will be played at smaller college-sized arenas with affordable ticket prices. Average tickets are $25.00.
Sponsorship Endorsement and Marketing Opportunities	Teams athletes will be featured in marketing opportunities and endorsements / sponsorship deals. This includes traditional sports marketing such as Nike and Coke, plus casino, golf and poker tournaments.
Internet Fan Club	Teams will have online fan clubs and marketing opportunities. These free clubs allows fans to keep in touch with the athletes they love. The club will offer extensive interaction to keep the fans connected. The SuperFan Club is a premium membership ($99) for the super fan allowing even greater connection to their team.
Merchandising	Both online and at games and events teams will be leading sellers of popular NBA and athletic hats, jerseys and other merchandise.

Champions Basketball League will feature sixteen (16) teams – consisting of East and West divisions with eight (8) teams each to play an ongoing summer league in the months of July and August. Playing its games in major markets, the Champions League will have its annual championship in September.

These teams will be individually licensed to local licensee owners who purchase the license for a given state or territory (the "License") and operate the team with their own capital and without the assistance of the League.

Gotham Ballers is one of those licenses.

In addition to the seven (7) home and seven (7) away games, teams will play in the League championship tournament in September and will host two (2) to (4) charity exhibition games per year. The Gotham Ballers team licensee would host its home games and practices in a home arena, and then play an exhibition game in Syracuse and Buffalo each year.

Gotham Ballers is the largest SMSA of all the Champions League Team Licenses. The markets that Champions League will look to play its summer league in will primarily be large urban markets with at least 3,000,000 people in the surrounding area, and diverse sports offerings with university, college, minor league, and existing NBA and NFL teams.

Champions League first full summer basketball season is expected to be held in July and August of 2017.

Champions Basketball Summer League Licensed Territories

The following is a partial list of major cities in which Champions League intends to have licensed teams. Champions League also believe that they will be able to eventually license an additional sixteen (16) cities after the founding to bring the league total to thirty (32) teams by 2018.

Possible Champions League License Cities

MSA City	Population	MSA City	Population
New York	18,897,109	Atlanta	5,268,860
Los Angeles	12,828,837	Boston	4,552,402
Chicago	9,461,105	San Francisco	4,335,391
Dallas	6,371,773	Detroit	4,296,250
Philadelphia	5,965,343	Phoenix	4,192,887
Houston	5,946,800	Seattle	3,439,809
Washington	5,582,170	Minneapolis	3,279,833
Miami	5,564,635	Cleveland	2,077,240

Source: U.S. Census Bureau, 2010 Census, https://www.census.gov/prod/cen2010/briefs/c2010br-01.pdf

These populations represent the SMSA (Standard Metropolitan Statistical Area) from the 2010 Census

Here is a summary of the top markets:

http://www.currentresults.com/Weather-Extremes/US/largest-cities-list.php

Here is the 2010 U.S. Census tables on each major U.S. city:

http://www.census.gov/compendia/statab/2012/tables/12s0020.pdf

It is Champions League's intention that a License will be for the entire state and cover multiple markets (for example the Gotham Ballers NY License will be a state wide license that will cover upstate New York as well as New York City). It is management's current intention to only allow California, Texas and Florida to be broken up with multiple teams within those States.

Champions Team License Terms and Conditions Summary

Champions League will award team operating licenses in those market where it feels a team can thrive and play an important role in a strong league. Teams are expected to have $1.5 million of working capital prior to the start of each season. They will be well run, good corporate citizens in their community, profitably operated, and involved in charity and sport community efforts throughout the season.

Gotham Ballers License Description

Champion's plans for the Gotham Ballers License to be an annually renewable license to operate the team within the specified territory – New York state. The License will allow the local team operator to conduct all aspects of the business and to make and build a business that can become an important part of their community.

Gotham Ballers License Ownership

The License can be owned by an individual, a company, or investor group that meet the appropriate criteria including the review and approval of Champions League. The Gotham Ballers License is automatically renewed annually if the License is in good standing, and the License can be resold to approved owners anytime after the first year of operation.

Champions Player and Game Costs

Champion's plans for all players to be employed by Champions League Inc. (much like how it is done in Minor League Baseball) where team members including players and coaches are assigned through the annual plan and draft to the licensed team. Under this scenario the Gotham Ballers team reimburses Champions League, for the players and coaches compensation. This approach would allows Champions League the most flexibility to marketing and exhibition game assignments throughout the year.

Gotham Ballers will be expected to have $1.5 million of working capital prior to each season beginning and that each team will begin preparing for the season in April. Champions League games are fully funded by the home team which keeps all revenues from the event. A visiting team fee is paid to the visiting team to cover the visiting team expenses.

Champions Qualified License Holders

Champions League's plan is that Champions League License holders will be chosen based on a set of determined criteria and qualifications which may vary from licensed market to licensed market but in general will center on business experience, net worth, community involvement and standing, sports and marketing experience and other factors. No one factor is the sole determinate and Champions League reserves all rights to choose the owner and grant the License, at its sole discretion.

<u>Gotham Ballers License Fees</u>

Champion League's intention is that each licensed territory team pays an initial and an annual license fee to the Company.

   a. The initial team operating License fee is $2,000,000.
   b. The annual team operating License fee is $500,000.
   c. Annual working capital needs are estimated at additional $1,500,000.

Gotham Ballers Home Arena

The Gotham Ballers will play their summer season at Nassau Veterans Memorial Coliseum, commonly known as Nassau Coliseum which is operated by the Brooklyn Sports Enterprises (BSE) who also own the Brooklyn Nets of the NBA. The venue is a multi-purpose indoor arena in Uniondale, Nassau County, New York. It's multiple million dollar renovations will be complete before the 2017 season. The Coliseum is located approximately 19 miles (31 km) east of New York City on Long Island. The Coliseum occupies 63 acres (25 ha) of Mitchel Field, site of a former Army and Air Force base. The Coliseum was used for sporting events, concerts, large exhibitions and shows of various kinds, as well as trade shows — 44,000 square feet (4,100 m2) at the main arena, 60,000 at the Expo Center. The arena served as the home for the New York Islanders ice hockey team from 1972 to 2015 and the New York Nets basketball team from 1972 to 1977 and will serve as the new home of the Long Island Nets of the NBA D-League and the Gotham Ballers in the 2017–18 season.

Additional games can be played at St. John's University in Queens and a large event each year taking place at Barclays Center in Brooklyn.

The Players

One of the exciting things about professional sports is the constant influx of new talent mixed with the veterans of the game. Each year (and in every sport) there is a new class of rookies and a new class of "former" players. Champions will create the largest pool of former players, with the goal of extending their athletic lives and their fans' reach to provide meaningful programming and experiences for all involved.

Gotham Ballers and each of Champions League's 16 Teams will consist of ten players, all of whom have played in the NBA and have played professionally in the past three years All Stars up to Five Years. All players are 1099 contracted to Champions League and each team is responsible for reimbursing Champions corporate for the athletes. The key process established for acquiring players consists of Recruiting, Onboarding and Development.

Our recruiting team is responsible for vetting players and signing contracts - ensuring a strong balance of positions and a variety of player levels are available to each team. Our recruiters also focus on defining the best mix of players for each team and then assign the majority of these players to teams in the markets in which they have played and/or live. Selecting in-market players is ideal, as many have established residence, have families and are active members of their communities. In-market players will also help minimize travel costs for both in and out of market games.

Athletes That Make the Best Fit

The athlete's quality and advertising power is no longer exclusively dependent upon his or her sports talent. The current celebrity-athletes are requested to set examples for our youth, to develop a sincere persona for themselves, as well as to stand out in the world of media and entertainment relations.

Although the opportunities for athlete and brand connections have no limit, the athlete's conduct on and off the court is crucial. Brands and sports marketing organizations place their name, and their reputation, on each of their athletes; these firms and brands are definitely trying to find mature and well-grounded athletes to represent their products and brands.

In addition, Gotham Ballers will feature athletes that are from or played in New York state.

Game Operations

Gotham Ballers basketball operations will be managed and staffed by personnel from Brooklyn Sports Enterprises (BSE) who also own the Brooklyn Nets of the NBA. Gotham Ballers will pay BSE a fee equal to 120% of BSE costs for all services related to the operation of the Gotham Ballers including arena personnel, referees, trainers and team management during game day. Additionally BSE will provide ticketing and ticket marketing services at a $3.00 fee per ticket.

Gotham Ballers will also work with the management at Champions Basketball League to create seamless game operations. The following is a sampling of services that the League will provide the operators of the team.

<u>In Arena Digital Graphics</u>
Champions League has partnered with an industry leader to provide turnkey technology service provider specializing in integrating multimedia systems into stadiums, entertainment facilities, transportation hubs and retail venues throughout North America including the Gotham Ballers Home Arena. There will be generic in game packages available as well as customized graphics packages to fit your specific game needs for your fans and sponsors. Champions League staff will assist the Gotham Ballers in determining the needs based on the event taking place.

<u>Arena On Court Graphics</u>
Champions League staff will assist each team with the placement and ordering of the needed on court graphics and installation through a predetermined vendor or local vendor if applicable.

<u>Game Presentation</u>
Champions Basketball League will provide the Gotham Ballers templates for the format of the game presentation that includes the leagues predetermined game format that each team will follow and execute that includes the time out, halftime and fan interaction ideas.

<u>Officials</u>
There will be 2 officials assigned to each game that will have at the minimum NCAA certification. Champions League staff and home team to secure officials from the designated market and communicate the rules.

<u>Trainers</u>

Gotham Ballers through BSE will have a trainer assigned to them during the duration of all pregame, game and post game activities that will be secured in the market. Gotham Ballers may also have a trainer that they prefer (team trainer) to have onsite at their sole discretion.

<u>Uniforms</u>

Champions League will produce the Gotham Ballers uniforms for the season as well as for charity games. Each athlete will receive a warm-up jacket and pants, practice shirt, game jersey, game shorts and a duffle bag. Each team will receive one set of all home and one away uniforms. Player names and numbers will be included on the uniform delivered to the team. Uniforms will be available two week before the first game.

SuperFan Club Members

Champions League teams will offer SuperFan club members unique access and interaction with professional athletes, teams, and entertainers. Members receive an exclusive set of opportunities and access to their favorite athlete. Membership benefits include the purchase of tickets and merchandise at significant discounts, as well as, an inside connection to the athlete and opportunities to spend time with the celebrity. Champions League expansive Internet-based fan club platform will allow it to easily interact with and track the fan via cell phone, email and the Internet. This platform will be designed and implemented utilizing outside providers to minimize the expense and distraction to the company.

This expanded interaction creates an even stronger bond between the fan and the athlete, which increases fans' interest the Champions event, players and activities. A simple example of this technology-driven, expanded interaction is for fans to watch games with the athlete interactively through a simulcast over the Internet.

The SuperFan Club is an elite group of programs that allows fans to become VIPs within their given sport of interest. These packages include fantasy camps, access to reality show tapings, VIP Parties, fantasy leagues, etc. These packages will include games with the athletes, travel with the athletes and direct relationships with the team or involvement in the events or activities. The revenue from these programs will be split with the athlete/celebrity and the Champions.

Merchandising

Gotham Ballers will sell their merchandise at each home and away game. The League will provide recommended vendors to produce the products to create cost efficiencies for team owners. Gotham Ballers will work with each arena to determine the revenue split. Traditionally the arena manages the selling of the good for a 20% Commission. Online web sales will also take place on the team website, where team will take 100% of the revenue of the sales.

<u>Additional Operational Support</u>

Travel

The League's Travel partnership also provides the Gotham Ballers with the most efficient and cost effective methods for procuring travel. Our premier partner online booking tool enables a dedicated and trained office team member to coordinate and book each teams travel at reduced costs, as well as capturing credits for ticket changes, to make sure any ticket purchased is used.

Accounting

Gotham Ballers will use a league wide accounting platform that creates standard reports for tracking expenses and revenues. The team will have the same chart of accounts as the other 15 League teams and will create more seamless audit and tracking programs.

The Marketing Strategy

Champions League and the Gotham Ballers are dedicated to extending the life cycle of the athlete while connecting fans to players in new and innovative ways by:

- Developing family-friendly, fun, affordable unique experiences
- Honor players dedication to the sport and love of the fan.

Advertising:

National brand advertising will be done to support the leaque in key sports publications. Gotham Ballers advertising will be managed by the team leadership on a local event basis.

Media Relations.

The Gotham Ballers will use Rubinstein Public Relations as their media agency. The following press announcements are being scheduled to launch:

- Celebrity Owners
- NY Arena, Team Rooster, Logo and Name
- Game Schedule
- Pre Game Release Pre & Post
- Entertainment
- NY Charity Partner: Clinic and Proceeds

In addition, Rubinstein will provide a FAQ (frequently asked questions) document for the team, owners and key staff. They will do media training for owners (if desired) and the athlete team spokesperson.

Interactive:

With the skyrocketing growth of the Internet's integration with sports marketing, an online presence and ongoing strategy is critical to the success. Gotham Ballers website marketing tools will allow for real-time integration with social networking sites such as Facebook, Instragram, Twitter and others.

Gotham Ballers will have access to the Leagues robust social tools and athletes will have access to a player social management process to help them extend their fan base too.

Gotham Ballers will roll out a national template for their team website that will feature real time scores, stats of players, player fan cards and much more. Website will allow for local sponsor integration as a revenue generator.

The Players

Champions League is the contract employer for the players, coaches and officials, Champions League will manage this as a national pool and they expect that players will be assigned to the local teams who will operate their teams during the summer basketball league season (July & August). These teams will reimburse Champions League for the costs of the players that have been assigned to their team, a model that they adopted from minor league baseball.

This allows Champions League to provide for these players compensation, services and other event and marketing opportunities. Approximately half or more of a player's compensation comes from these other opportunities which keeps ticket pricing and other costs related to the summer league down. This player pool approach, which could not be achieved in any single market, allows Champions League to operate as a national business and to make players available to a wide range of national marketing and endorsement related businesses.

These players also play in secondary markets - Champions League exhibition games for charities and Champions League 3 on 3 Pro/AM tournaments in the U.S. during the off season. Champions pays the average player $100,000 to play during the summer season which covers a two week (2) practice period and then seven (7) home and seven (7) away games and the season ending Championship tournament. Each team will have approximately 12 players and a player coach and will reimburse Champions for each of these players.

Champions League expects that each player will make approximately 10 marketing appearances, either in Exhibition games, 3 on 3 Pro/AM tournaments or in golf outings, appearances and other Champions League marketing events. These additional marketing appearances are two (2) days each and Champions League will pay the athlete $5,000 for two days. They also pay all transportation and related expenses for the appearances. Through organizing these players into games and these other events they can net approximately $8,000 to $10,000 per player for these services.

Champions League then makes available to each player an additional ten (10) marketing appearances in which they expect 90% of all players to participate in. By making this optional they have greater control of expenses and can keep commitments to the players. If business is seasonal or soft at times Champions League can request fewer additional days. The following summary lays out the typical base compensation for players:

Activity	Time Required in Days	Compensation
Champions Basketball	75 days (2.5 months)	$100,000
Marketing and Basketball Events	20 Days (10 events at two days each)	$50,000
Additional Marketing and Basketball Events	20 Days (10 additional events at two days each)	$50,000
TOTAL	105 Days (3.5 months)	$200,000

Gotham Ballers Team – Addendum A



GAME ON, NEW YORK



RUBENSTEIN PUBLIC RELATIONS
1345 AVENUE OF THE AMERICAS
NEW YORK, NY
WWW.RUBENSTEINPR.COM

RUBENSTEIN PUBLIC RELATIONS
CONTACT: MARISA AMADOR 212.805.3029
MAMADOR@RUBENSTEINPR.COM

CHAMPIONS BASKETBALL LEAGUE ANNOUNCES NEW YORK TEAM NAME AND ROSTER
WALT FRAZIER, MARK AGUIRRE AND OTHER FORMER NBA GREATS REVEAL NY TEAM LOGO AND DETAILS

NEW YORK – August 09, 2016 – Champions Basketball League today introduced the New York team roster and the **Gotham Ballers** as the name of their New York team, which is a part of the new competitive basketball league featuring former pro players straight from the NBA.

New York fan favorites are at the center of Champions Basketball New York team. The Gotham Ballers front office includes **Walt Frazier**, NBA Champion and Hall of Famer, is the New York team's summer league President, NBA great and former New York Knicks/ Baltimore Bullets star **Earl Monroe** as General Manager, and leading the team as Coach is former New York Knicks player and Syracuse University standout, **John Wallace**. The Gotham Ballers player roster includes: **Al Harrington, Kenyon Martin, Shawn Marion, Eddy Curry, Kareem Rush, Tyshawn Taylor, Jamaal Tinsley, Terrence Williams, Josh Childress, Daniel Gibson and Renaldo Balkman.**

"We're thrilled to announce this powerful team lineup - these great talents, players straight out the NBA are passionate about the game and have ties to the region," said Mark Aguirre, President of Basketball for Champions Basketball League. "Ultimately we are creating highly competitive play and connecting fans to these exciting games and athletes they love. We want everyone to have fun and interact with their favorite players and sports heroes in our exhibition games, and there's even more excitement as we hit the hardwood next summer in 16 markets across the U.S."

Champions games are designed with the fan in mind featuring athletes in the stands, post-game meet and greets, contests to win game merchandise and a youth pre-game shoot around on court with the pro players. The league is hosting exhibition and charity events gearing up to a 16-team launch in 2017. The next team to be announced is Boston.

Champions Basketball League is a sports marketing company dedicated to connecting fans in new and innovative ways to the game of basketball and the players they love. Champions has assembled a highly accomplished leadership team that brings together decades of professional sports, marketing and management experience to lead the league's teams and in its marketing activities. During the off-season, Champions League will partner with national and local non-profits to produce community events across the country featuring Champions League players and coaches to benefit charity partners.

About Champions Basketball League
Champions Basketball League is an exciting brand of sports with unique programming that is all about the fans. For true basketball fans, Champions delivers fans favorite players straight from the NBA, featuring a 2016 exhibition season and a 16-team professional summer basketball league coming in 2017 that is built for fan fun. Champions League will host year-round charity events, camps and community-based programs in all 50 states and connect fans and athletes through a bold new sports marketing model, with tickets priced at $25 that includes a meet & greet and a pre-game youth shootaround with the players. Social responsibility is a cornerstone of the organization. Year-round programming will include hundreds of community and internet- based events featuring Champions League players and coaches to benefit charity partners. More information can be found on their website at www.champshoops.com.

###

Game On, New York

introducing the Gotham Ballers





Gotham Ballers
Ready to Lace Up
Al Harrington
Kenyon Martin
Shawn Marion
Eddy Curry
Daniel Gibson
Kareem Rush
Tyshawn Taylor
Jamaal Tinsley
Renaldo Balkman
Terrence Williams
Josh Childress
New York Front Office
PRESIDENT
Walt Frazier
GENERAL MANAGER
Earl Monroe
COACH
John Wallace
CHAMPIONS LEAGUE BASKETBALL

































Al Harrington Kenyon Mar:n

NEW YORK FRONT OFFICE

Walt “Clyde” Frazier, President



Legendary New York City sports icon, Walt Clyde Frazier can be seen and heard at every New York Knicks game weighing in with solid sports commentary and well-seasoned talking points. Known to younger basketball generation as “the voice of the Knicks”. Drafted to the NY Knicks in 1967 and their first-round pick, Walt Frazier is one of the most decorated players in the history of the game. Inducted into the basketball Hall Of Fame in 1987, he also holds membership distinction in the Top 50 Players in NBA History and is a seven-time, NBA All-Star.

Walt Frazier added another dimension to his already colorful career in April of 2012, when he partnered with Michael Weinstein of Ark Restaurants, Corp and opened Clyde Frazier’s Wine & Dine in NYC. Walt Frazier also founded The Walt Frazier Foundation in 1985 with a mission to help children, through mentoring programs and education. The organization provides internships to help youngsters get off to a good start in their chosen professions. Currently, he is at work on his 8th book, which focuses on health and fitness and is a testimony to how he lives his life ------ eating healthy, exercising regularly and practicing yoga.

Earl "The Pearl" Monroe, General Manager



Some may know him by his given name Vernon Earl Monroe, but to basketball fans around the world "The Pearl" or "Black Jesus" will always be one of the greatest players in NBA history. Before putting together a Hall of Fame career that spanned 13-years, Monroe made his name as a streetball legend in Philadelphia and earned All-American honors twice at Winston Salem State. The 6'3 guard was selected second overall in the NBA Draft (1967) by the Baltimore Bullets and went on to form the best guard combos in the NBA when Monroe was traded to the New York Knicks in 1971 and teamed with Walt "Clyde" Frazier.

In addition to winning an NBA Championship with the Knicks in 1971, "The Pearl" was a 4-time NBA All-Star, All-NBA First Team and was named one of the 50 Greatest Players in NBA History. Since retiring from the league after the end of the 1980 season, his No. 15 has been retired by the New York Knicks and No. 10 retired by the Washington Wizards, remembering Earl "The Pearl" Monroe as a player who scored over 1,000 points in nine of his thirteen professional seasons (1968–71, 1973, 1975–78) including a career high 2,065 (25.8 points per game) in the 1968–69 season.

John Wallace, Coach



The former 18th overall pick in the 1996 NBA Draft, John Wallace continues to represent New York to the fullest. The Greece Athena High School (Rochester, New York) alumni who helped lead Syracuse University to the NCAA Finals in 1996, spent two seasons with the New York Knicks along with playing in Toronto, Detroit, Phoenix, Miami and also overseas in Greece and Italy.

After playing a reserve role for the Knicks, the sleek forward shined with the Raptors during the 1997-98 season by averaging 14 points and 4.5 rebounds per game (82 games). Now, this coming season in the Champions Basketball League, John Wallace returns to his roots serving as head coach of the New York team and looks to manage a highly competitive team and win our September Championship.



AL HARRINGTON



Fresh off of playing in Australia for the Sydney Kings in the NBL, Al Harrington is ready to showcase the same athleticism that embodied his 16-year NBA career with 7 NBA teams. Harrington is one of 43 players drafted into the NBA straight out of high school, when the Indiana Pacers made him the 25th overall pick in the 1998 NBA Draft. Cousin of former NBA swingman and current NBA Development League pro, Dahntay Jones, Harrington's best season as a pro came during the 2008-09 season when he averaged 20.7 points per game for the New York Knicks.

Height: 6' 9" **Hometown:** Orange, New Jersey **College:** Straight Into NBA
Date of Birth: February 17, 1980 **Position:** Power Forward / Small Forward

Pro Career: (1998-2004, 2006-2007) Indiana Pacers, (2004-2006) Atlanta Hawks, (2007-2008) Golden State Warriors, (2008-2010) New York Knicks, (2010-2012) Denver Nuggets, (2012-2013) Orlando Magic, (2013-2014) Washington Wizards, (2014) Fujuian Sturgeons, (2015) Sydney Kings

Career Highlights & Awards:
☐ Naismith Prep Player of the Year (1998)
☐ USA Today Player of the Year (1998)

Affiliations: In 2007, Al Harrington launched The Al Harrington Foundation, established to provide educational and life-enriching opportunities for youth affected by poverty, illness, abuse or neglect in New Jersey, the place Al still calls home.

Post Pro Career: Since last playing professionally in Australia for the Sydney Kings this past winter, Al Harrington has had his hands full with parenthood, as the father of 3 children all under 7-years old. Always a competitor, Harrington has also stay busy training in is native New Jersey for the upcoming Champions Basketball League season.

Player Facts:
☐ One of 43 players in basketball history drafted straight into the NBA out of high school at 18-years old (25th overall, Indiana Pacers, 1998). Fellow Champions Basketball League member Sebastian Telfair (13th overall, Portland Trail Blazers, 2004) joins Harrington on this historic list.
☐ Suffered knee injury during 2001-02 season, returned the following season to finish second in voting for NBA Sixth Man of the Year with the Indiana Pacers.
☐ Averaged career best 20.7 points per game with the New York Knicks in 2008-09, playing alongside Champions Basketball League's own, Larry Hughes.



KENYON MARTIN



A 15-year NBA veteran, Kenyon Martin was the first overall pick in the 2000 NBA Draft by the New Jersey Nets after starring at Cincinnati as National Player of the Year. At 6-9, Martin used his versatility and basketball IQ to earn All Rookie First Team honors and come in second in Rookie Of The Year balloting. Martin led the Nets to the NBA Finals in 2002, averaging 16.7 points, 9.5 rebounds, and 1.3 block per game. Traded to the Denver Nuggets in 2004, "K-Mart" also played in China, Los Angeles, New York and Milwaukee before retiring in 2015.

Height: 6'9"　　　　　**Hometown:** Saginaw, Michigan　　　　**College:** Cincinnati
Date Of Birth: December 30th, 1977　　　**Position:** Power Forward

Pro Career: New Jersey (2000-2004), Denver Nuggets (2004-2011), Xinjiang Flying Tigers (2011), Los Angeles Clippers (2012), New York Knicks (2013-2014), Milwaukee Bucks (2015)

Career Highlights & Awards:
- NBA All-Star (2004)
- National College Player Of The Year (2000)
- NBA All-Rookie First Team (2001)

Post-Pro Career: Upon retiring from the NBA in 2015, Martin has appeared on *The Vertical Podcast* and participated in multiple organizations helping in the community.

Player Facts:
- Current all-time leader in blocks and field-goal percentage with Cincinnati Bearcats.
- Kenyon Martin is very engaged in philanthropic endeavors with multiple organizations including his own foundation and The Giving Back Fund.
- In 2011, Martin signed the largest contract in league history when he went overseas to play in China.



SHAWN MARION



 Shawn Marion played in 16 seasons after being selected with the ninth overall pick in the 1999 NBA Draft by the Phoenix Suns. Marion's unique style and game helped take the one time junior college star to the highest of levels and recognition in the NBA. Nicknamed "The Matrix", Marion contributed in nearly every positive statistical category for his teams throughout his career earning praise and recognition from his peers and fans. Surely, Marion's career will be remembered by most fans as he joined an elite club of players with at least 17,000 points, 9,000 rebounds, 1,500 steals and 1,000 blocks late in his career. Marion is a member of that club with Hakeem Olajuwon, Karl Malone and Kevin Garnett. Marion's positive impression on the court was mirrored off of it as well, the former UNLV standout was thought of as a great teammate and always had time for the fans.

Height: 6'7"   **Hometown:** Waukegan, Illinois   **College:** Vincennes/UNLV
Date of Birth: May 7, 1978   **Position:** Forward

Pro Career:
(1999-2008) Phoenix Suns, (2008-2009) Miami HEAT, (2009) Toronto Raptors, (2009-2014) Dallas Mavericks, (2014-2015) Cleveland Cavaliers

Career Highlights & Awards:
- ☐ NBA champion (2011)
- ☐ 4× NBA All-Star (2003, 2005–2007)
- ☐ 2× All-NBA Third Team (2005, 2006)
- ☐ NBA All-Rookie Second Team (2000)
- ☐ NBA Shooting Stars champion (2005)
- ☐ First-team All-WAC (1999)

Post Pro Career
Shawn Marion announced his retirement after the 2015-16 season.

Player Facts:
- ☐ Marion played for the senior United States national team in the 2002 FIBA World Championship and the 2004 Athens Olympics. He was named to the 2006 USA men's senior national team but he was forced to withdraw before the tournament began due to a knee injury.
- ☐ In 1998, Marion was named the NJCAA Male Student Athlete of the Year



EDDY CURRY



Coming straight from high school to the NBA, Eddy Curry was a highly touted player thanks to his size and ability in the paint. Named Mr. Basketball in Illinois and a McDonald's All-American, the Chicago Bulls made Curry the 2001 NBA Draft as the fourth overall selection. Traded to the New York Knicks in 2005, he became their go-to-guy down low averaging career highs in points (19.6), rebounds (7.1), and minutes (34.9) per game before winning an NBA Championship with the Miami Heat in 2012 and playing in China in 2012-13.

Height: 7'0" **Hometown:** Harvey, Illinois **College:** N/A
Date Of Birth: December 5th, 1982 **Position:** Center

Pro Career: Chicago (2001-2005), New York Knicks (2005-2010), Miami Heat (2011-2012), Dallas Mavericks (2012), Zhejiang Golden Bulls (2012-2013)

Career Highlights & Awards:
- [ ] Illinois Mr. Basketball (2001)
- [ ] McDonald's All-American (2001)
- [ ] NBA Champion (2012)

Player Facts:
- [ ] Eddy Curry led the NBA in field goal percentage at 58.5% in his second year in the NBA
- [ ] Eddy Curry is also 100% from three-point range in his NBA career, going two for two from behind-the-arc.
- [ ] With Zhejiang, Curry averaged 23 points and 10 rebounds per game (29 games), showing he still has his game



DANIEL GIBSON



After leading Jones High School in Houston, Texas to a State Championship in 2004, Daniel "Boobie" Gibson played two outstanding seasons at the University of Texas where the sharpshooting guard earned a number of postseason honors including Big 12 Freshman of the Year before opting for the NBA Draft in 2006. Gibson was selected 42nd overall by the Cleveland Cavaliers and went on to lead all-rookies in three-point field goal percentage (41.9%) and contributed to the Cavs postseason run. During the 2007 NBA playoffs, he became the star of the Eastern Conference Finals against the Detroit Pistons by posting a career-high 31 points (19 in the 4th quarter) 6 rebounds and 2 assists. The performance was the most by a rookie in a series-clinching win since Magic Johnson's 42 points with the Los Angeles Lakers in the 1980 NBA Finals. While his best season came in 2010-11 with a season average of 11.6 points and 3 assists per game, Gibson retired with the Cavs in 2013.

Height: 6'2   **Hometown**: Houston, Texas   **College:** University of Texas
Date of Birth: February 27, 1986   **Position:** Guard

Pro Career: (2006-13)

Career Highlights & Awards:
- NBA Rookie Challenge MVP (2008)
- Big 12 Freshman of the Year (2005)
- 2-time Third-Team All Big 12 (2005, 2006)
- Big 12 All Defensive Team (2006)
- McDonald's All-America (2004)
- Second-team Parade All-American (2004)

Post Pro Career: Since retiring with the Cleveland Cavaliers in 2013, Daniel "Boobie" Gibson has pursued a career in rap music.

Player Facts:
- Was given the nickname "Boobie" as a kid from his grandmother.
- Played college basketball at Texas with LaMarcus Aldridge (San Antonio Spurs).
- Finished second in 2008 Three-Point Shootout at NBA All-Star weekend.



KAREEM RUSH



In NBA history, there have been 61 sets of brothers who have played in the league, including Brandon Rush currently of the Golden State Warriors and his older brother, Kareem Rush. Rush was selected as the 20th pick in the 2002 NBA Draft and ran the floor with Kobe Bryant, Shaquille O'Neil and the Los Angeles Lakers for two seasons. During the 2006-07 season, the sharpshooting lefty took his game overseas, where Rush was named MVP in Lithuania and MVP of the Final Four of the Baltic League.

Height: 6' 5"
Date of Birth: October 30, 1980

Hometown: Kansas City, Missouri
Position: Shooting Guard

College: University of Missouri (1999-2002)

Pro Career: Los Angeles Lakers (2002-2004), Charlotte Bobcats (2004-2006), (Lithuania) BC Lietuvos Rytas (2006-2007), Indiana Pacers (2007-2008), Philadelphia 76ers (2008-2009), Los Angeles Clippers (2009-2010)

Career Highlights & Awards:
☐ LKL All-Star (2007)
☐ LKL All-Star Game MVP (2007)
☐ Baltic Basketball League, Final Four MVP (2007)

Post Pro Career: After finishing up his playing days in the NBA in 2014, Kareem Rush launched his luxury fashion, accessory and lifestyle brand – Gentlemen Brand.

Affiliations: Kareem Rush is active with his foundation, *Rush Forward* that targets the L.A. school districts to work with anti-bullying and obesity issues.

Player Facts:
☐ Rush's younger brother, Brandon Rush, plays for the Golden State Warriors and older brother, JaRon Rush, played college basketball at UCLA.
☐ Spent 2006 season playing in Lithuania and was named MVP of the 2007 LKL All-Star Game in Lithuania. Went on to win Baltic Basketball League championship and was named MVP of the Final Four
☐ Embarked on R&B singing career in 2010 with the album "Rehabbin R&B" and he single, "Hold You Down".



PLAYER PROFILES

TYSHAWN TAYLOR



A First-team All-Big 12 during his college career at Kansas, Tyshawn Taylor went from a second round pick (41st overall) in 2012 to spending two seasons in the NBA with the Brooklyn Nets. A quick point guard, Taylor saw action in the NBA Development League and averaged 16.4 points, 4.1 rebounds and 5.5 assists per game (33 games) before moving on to and play internationally in Puerto Rico and Russia.

Height: 6' 3" **Hometown:** Hoboken, New Jersey **College:** University of Kansas
Date of Birth: April 12, 1990 **Position:** Point Guard

Pro Career: (2012–2014) Brooklyn Nets, (2012–2014) Springfield Armor (NBA Development League), (2014) Maine Red Claws (NBA Development League), (2014) Atleticos de San German (Puerto Rico), (2014–2015) Dynamo Moscow (Russia), (2015) Indios de Mayaguez (Puerto Rico)

Career Highlights & Awards:
☐ Third-team All-American – AP, TSN (2012)
☐ First-team All-Big 12 (2012)
☐ Big 12 All-Rookie Team (2009)



JAMAAL TINSLEY



From the hardtop of famed Rucker Park in New York City to the hardcourt in the NBA, Jamaal Tinsley's professional career is one many would love to emulate. A true grinder, Tinsley earned every minute of his NBA career with the Indiana Pacers, Memphis Grizzlies and Utah Jazz. After earning Big 10 Conference Player of the Year honors as a Junior, followed by a Senior campaign that earned him All-American recognition, Tinsley was drafted 27th overall in the 2001 NBA Draft by the Memphis Grizzlies. In 11 NBA seasons, Tinsley averaged 8.5 points, 6.1 assists, 2.9 rebounds and 1.4 steals in 26.4 minutes.

Height: 6'3   **Hometown:** Brooklyn, New York   **College:** Mt. San Jacinto / Iowa
Date of Birth: February 28, 1978   **Position:** Point Guard

Pro Career: (2001–2009) Indiana Pacers, (2009–2010) Memphis Grizzlies, (2011–2013) Utah Jazz

Career Highlights & Awards:
- ☐ NBA All-Rookie Second Team (2002)
- ☐ Consensus second-team All-American (2001)
- ☐ Big 12 Player of the Year (2001)

Post Pro Career: Jamaal Tinsley has enjoyed retirement since last playing in 2013 and will be inducted into the Iowa State Athletics Hall of Fame this September.

Player Facts:
- ☐ Jamaal Tinsley's known by the name "Mel the Abuser" at New York's Rucker Park.
- ☐ Tinsley alongside teammate Marcus Fizer led Iowa State to the Elite 8 before losing to eventual champion Michigan State.
- ☐ Was the first overall selection of the 2011 NBA D-League Draft



TERRENCE WILLIAMS



A former co-captain of Rick Pitino's Louisville squad and a third-team All-American during the 2008-09 season, Terrence Williams turned heads during pre-draft workouts and was selected 11th overall in 2009 by the New Jersey Nets. Williams started 9 games as a rookie and averaged 8.4 points and 4.5 rebounds in 22 minutes per game. After being traded to the Houston Rockets and playing for the Sacramento Kings and Boston Celtics, the swingman out of Seattle, Washington made a name for himself playing internationally in Turkey, Puerto Rico, the Dominican Republic, Mexico and most recently Venezuela.

Height: 6' 6"　　　　　　**Hometown:** Seattle, Washington　　　**College:** Louisville (2005-2009)
Date of Birth: June 28, 1987　　　**Position:** Shooting Guard / Small Forward

Pro Career: (2009-2010) New Jersey Nets, (2010) Springfield Armor (D-League), (2010-2012) Houston Rockets, (2012) Sacramento Kings, (2012-2013) Guangdong Southern Tigers (China), (2013) Boston Celtics, (2013) Türk Telekom (Turkey), (2014) Los Angeles D-Fenders (D-League), Brujos de Guayama (Puerto Rico), (2014) Merlaco Bolts (Philippians), (2014) Soles de Santo Domingo, (2014) Reales de La Vega (Dominican Republic), (2014) Fuerza Regia (Mexico), (2015) Vaqueros de Bayamón (Puerto Rico), (2015) Guaiqueries de Margarita (Venezuela)

Career Highlights & Awards:
☐ All-NBA D-League Third Team (2014)
☐ Third-team All-American – AP, NABC (2009)

Post Pro Career: Terrence Williams is a free agent and last played in Venezuela.

Player Facts:
☐ Won the dunk contest at the 2005 Kentucky Derby Basketball Classic.
☐ Recorded his first career triple-double on April 9, 2010, with 27 points, 13 rebounds, and 10 assists in the Nets double overtime win over the Chicago Bulls 127–116.
☐ Appeared in 5 playoff games as a member of the Boston Celtics in 2013.



PLAYER PROFILES

RENALDO BALKMAN



From college, to the NBA, NBA Development League and internationally, Renaldo Balkman brings unlimited energy to every court he steps on. Madison Square Garden roared for the scrappy defense from the 20th pick in the 2006 NBA Draft by the New York Knicks, as Balkman averaged 11.3 points, 9.9 rebounds, 1.5 assists, 1.9 steals and 1.5 blocks per 36 minutes as a rookie. Balkman's hustle led to success with a championship in Mexico, a Gold Medal at the 2011 Pan American Games with Puerto Rico and by averaging 16 points and 9.2 rebounds for the Dallas Mavericks' D-League affiliate, the Texas Legends during the 2014-15 season.

Height: 6’ 8”
Date of Birth: July 14, 1984

Hometown: Staten Island, New York
Position: Forward

College: Univ. of South Carolina (2003-2006)

Pro Career: (2006-2008) New York Knicks, (2008-2011) Denver Nuggets, (2011-2012) New York Knicks, (2013) Petron Blaze Boosters (Philippines), (2013) Guaiqueries de Margarita (Venezuela), (2013) Brujos de Guayama (Puerto Rico), (2013-2014) Halcones Rojos Veracruz (Mexico), (2014) Capitanes de Arecibo (Puerto Rico), (2014-2015) Texas Legends (NBA Development League), (2015-Present) Capitanes de Arecibo (Puerto Rico)

Career Highlights & Awards:

- LNBP Champion (2011)
- National Invitation Tournament MVP (2006)
- SEC All-Freshmen Team (2004)

Post Pro Career: Renaldo Balkman continues his professional career having last played in Puerto Rico during the 2015-16 season.

Player Facts:

- At Laurinburg Institute (Laurinburg, North Carolina), Balkman led his team to 40–2 record and No. 1 national prep school ranking
- Played a key role for the Puerto Rico National Team...won the Gold Medal at the 2010 Centrobasket Tournament, Gold Medal at the 2010 Central American Games and a Gold Medal at the Pan American Games in 2011.



JOSH CHILDRESS



Coming out of high school and being tabbed with McDonald's All-American honors, Childress took his game from Compton, California to Stanford University where he played for three seasons and was named an AP first team All-American, an All-American Consensus second team honoree, the Pac-10 Conference Player of the Year and the Pac-10 Conference Tournament MVP as a junior in 2004. In 2004, Childress declared for the NBA Draft where he was selected 6th overall by the Atlanta Hawks. Childress has 8 years of NBA experience under his belt, as some of his most productive days were as a member of the Atlanta Hawks in a sixth man role early in his career.

Childress then departed for Greece and signed what would be a lucrative deal including sponsorships with Olympiacos Piraeus. Childress also played in Australia, but battled injuries seemingly throughout his tenure Down Under. Most recently, Childress was a member of the Texas Legends in the NBA Development League. A fruitful career, Childress has carved himself out a rewarding and well-traveled professional basketball journey.

Height: 6'8   **Hometown:** Harbor City, California   **College:** Stanford

Date of Birth: June 20, 1983   **Position:** Guard/Forward

Pro Career:

(2004-2008) Atlanta Hawks, (2008-2010) Olympiacos Piraeus (Greece), (2010-2012) Phoenix Suns, (2012) Brooklyn Nets, (2013) New Orleans Pelicans, (2014-2016) Sydney Kings (Australia), (2016) Texas Legends

Career Highlights & Awards:

- All-NBL First Team (2015)
- NBA All-Rookie Second Team (2005)
- All-Euroleague Second Team (2010)
- Greek - Cup champion, League Top Scorer, League Best Five Team, League All-Star (2010)
- Consensus second-team All-American (2004)
- Pac-10 Player of the Year (2004)
- First-team All-Pac 10 (2004)

Post Pro Career: Josh Childress continues to play professionally, last played during the 2015-16 season with the Texas Legends of the NBA's D-League.

Player Facts:

- Highest drafted player from Stanford University.

- In 2000, Childress earned a silver medal as a member of the 2000 USA Basketball Men's Youth Development Festival West Team. He also played at the 2003 Pan American Games.
- After being waived by the Nets, Childress enrolled back in Stanford and graduated with a degree in sociology in August 2013.